LIFESTREAM TECHNOLOGIES, INC.
                         510 Clearwater Loop, Suite 101
                              Post Falls, ID 83854
                                 (208) 457-9409



                                   May 5, 2005

VIA EDGAR

United States Securities and
    Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.  20549

         RE:      LIFESTREAM TECHNOLOGIES, INC.
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILE NO. 333-121991


Dear Sir/Madam:

         The undersigned registrant hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 (SEC File No. 333-121991) to Tuesday, May 10, 2005 at 10:00 am, or as soon thereafter as is practicable.

         The undersigned registrant acknowledges that:

            o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

            o The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.


                                                   Respectfully yours,

                                                   LIFESTREAM TECHNOLOGIES, INC.



                                                   By:  /s/ Christopher Maus
                                                        -----------------------
                                                        Christopher Maus
                                                        Chief Executive Officer